

May 22, 2013

Via E-mail
Robert DelVecchio
Chief Executive Officer
Assured Pharmacy, Inc.
2595 Dallas Parkway, Suite 206
Frisco, Texas 75034

> **Re:** **Assured Pharmacy, Inc.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed May 14, 2013**
> **File No. 333-181361**

Dear Mr. DelVecchio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please amend this filing to include financial information for the first quarter of 2013. In doing so, you may incorporate by reference to the Quarterly Report on Form 10-Q that you filed on May 15, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Jennifer Eicholz, Esq.
Joseph D. Masterson, Esq.
Peter J. Kaiser, Esq.
Quarles & Brady LLP
411 East Wisconsin Avenue, Suite 2040
Milwaukee, Wisconsin 53202